UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BioLineRx Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

09071M 10 6

(CUSIP Number)

December 16, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M 10 6

1	Names of Reporting Persons NOVARTIS PHARMA AG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 50,000,000(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 50,000,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.8%

12	Type of Reporting Person CO

(1) Evidenced by 5,000,000 American Depositary Shares (“ADSs”), each representing 10 Ordinary Shares, par value NIS 0.01 per share of BioLineRx Ltd.

1	Names of Reporting Persons NOVARTIS AG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 50,000,000(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 50,000,000(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.8%

12	Type of Reporting Person CO

(2) Evidenced by 5,000,000 ADSs, each representing 10 Ordinary Shares, par value NIS 0.01 per share of BioLineRx Ltd.

Item 1(a).	Name of Issuer: BioLineRX Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: P.O. Box 45158 19 Hartum Street Jerusalem 91450, Israel

Item 2(a).

Name of Person Filing:

This statement is filed on behalf of each of the following persons:

(i)   Novartis Pharma AG, with respect to shares held by it; and

(ii)  Novartis AG, as the publicly owned parent of Novartis Pharma AG, with respect to the shares held by Novartis Pharma AG

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
Item 2(c).	Citizenship: Novartis AG and Novartis Pharma AG are each corporations organized under the laws of Switzerland.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value NIS 0.01 per share(3) (“Ordinary Shares”).
Item 2(e).	CUSIP Number: 09071M 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(3) Evidenced by ADSs, each representing 10 Ordinary Shares, par value NIS 0.01 per share of BioLineRx Ltd.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Novartis Pharma AG is the record owner of 50,000,000 Ordinary Shares of the Issuer. As the parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these securities.

(b) Percent of class: 12.8%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Not applicable.
(ii) Shared power to vote or to direct the vote: 50,000,000
(iii) Sole power to dispose or to direct the disposition of: Not applicable.
(iv) Shared power to dispose or to direct the disposition of: 50,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Reference	Exhibit Description

A	Evidence of Signature Authority

B	Power of Attorney

C	Joint Filing Agreement

EXHIBIT A

Evidence of Signature Authority

Excerpt from Commercial Register of Novartis AG

Commercial register of canton Basel-City

CHE-103.867.266	Novartis AG	Basel	7

All entries

In	Mo	Ca	Personal Data	Function	Signature
42			Wipfli, Daniel, von Erstfeld, in Dübendorf		joint signature at two
44		71	~~Yang, Marjorie M., britische Staatsangehörige, in Hongkong (HK)~~	~~member of the board of directors~~	~~without signing rights~~
44			Harbin, Alisa, amerikanische Staatsangehörige, in Reinach BL		joint signature at two
44		48	~~Jager, Peter, niederländischer Staatsangehöriger, in Binningen~~		~~joint signature at two~~
44		57m	~~Jimenez, Joseph, amerikanischer Staatsangehöriger, in Reinach BL~~		~~joint signature at two~~
44			Mager, Knut, deutscher Staatsangehöriger, in Basel		joint signature at two
44			Prat Mora, Luis, spanischer Staatsangehöriger, in Basel		joint signature at two
44			Senn, Felix, von Glarus, in Zofingen		joint signature at two
45		69	~~Burns, Paul David, amerikanischer Staatsangehöriger, in Basel~~		~~joint signature at two~~
47			Fudge, Ann, amerikanische Staatsangehörige, in Chestnut Hill (MA, US)	member of the board of directors	without signing rights
48		58	~~Kempf, Andreas Charles, von Basel, in Basel~~		~~joint signature at two~~
49			Snook, Christopher David, britischer Staatsangehöriger, in Basel		joint signature at two
	51		Heynen, Bruno, von Bellach und Ausserberg, in Solothurn		joint signature at two
	51	62m	~~Matti, Monika, von Saanen, in Zollikon Dorf~~	~~secretary (out of the board)~~	~~joint signature at two~~
53		75	~~Brody, Prof. Dr. William, amerikanischer Staatsangehöriger, in La Jolla (CA/US)~~	~~member of the board of directors~~	~~without signing rights~~
55			Fehlner, Paul, amerikanischer Staatsangehöriger, in Basel		joint signature at two
	57		Jimenez, Joseph, amerikanischer Staatsangehöriger, in Reinach BL	Vorsitzender der Geschäftsleitung (CEO)	joint signature at two
	58	69	~~Baretta, Gabriele, von Basel, in Riehen~~		~~joint signature at two~~
58			Dreher, Peter, deutscher Staatsangehöriger, in Weil am Rhein (DE)		joint signature at two
59			Bohrer, Andreas, von Kandersteg, in Schaffhausen		joint signature at two
59			Hiscock, Ian James, britischer Staatsangehöriger, in Gempen		joint signature at two
59		63m	~~Symonds, Jonathan, britischer Staatsangehöriger, in Basel~~		~~joint signature at two~~
	60	71	~~Vasella, Dr. Daniel L., von Poschiavo, in Risch~~	~~president of the board of directors~~	~~joint signature at two~~
	60		Datar, Prof. Dr. Srikant, indischer Staatsangehöriger, in Weston (MA, USA)	member of the board of directors	joint signature at two
62		71m	~~Vanni, Dr. Enrico, von Lausanne, in Monaco (MC)~~	~~member of the board of directors~~	~~joint signature at two~~
	62		von Planta, Dr. Andreas, von Basel und Susch, in Cologny	member of the board of directors	joint signature at two
	62	65	~~Matti, Monika, von Saanen, in Zürich~~	~~secretary (out of the board)~~	~~joint signature at two~~
	63	76m	~~Brokatzky-Geiger, Dr. Jürgen, deutscher Staatsangehöriger, in Lörrach (DE)~~	~~member of the management~~	~~joint signature at two~~
	63	73	~~Symonds, Jonathan, britischer Staatsangehöriger, in Basel~~	~~member of the management~~	~~joint signature at two~~
	63	65	~~Werlen, Dr. Thomas, von Zürich, in Aesch BL~~	~~member of the management~~	~~joint signature at two~~
	64	76	~~Henrich, Dr. Martin, von Basel, in Riehen~~		~~joint signature at two~~
65		66m	~~Ehrat, Dr. Felix Rudolf, von Lohn SH, in Zumikon~~		~~joint signature at two~~
65			Pamer-Wieser, Dr. Charlotte, von Neunkirch, in Herrliberg	secretary (out of the board)	joint signature at two
	66		Ehrat, Dr. Felix Rudolf, von Lohn SH, in Zumikon	member of the management	joint signature at two
67			Azar, Prof. Dr. Dimitri T, amerikanischer Staatsangehöriger, in Chicago (IL/US)	member of the board of directors	without signing rights
69			Racine, Riccarda, von Lamboing, in Adliswil		joint signature at two
69			Reilly, Sean Francis, amerikanischer Staatsangehöriger, in Basel		joint signature at two
70			Siddharth, Kaul, amerikanischer Staatsangehöriger, in Reinach BL		joint signature at two
	71	72m	~~Lehner, Dr. Ulrich, deutscher Staatsangehöriger, in Düsseldorf (DE)~~	~~president of the board of directors~~	~~joint signature at two~~

Basel, 12.12.2014 15:49

Continuation on the following page

Excerpt from Commercial Register of Novartis Pharma AG

COMMERCIAL REGISTER OF CANTON BASEL-CITY

CHE-106.052.527	Novartis Pharma AG	Basel	4

All entries

In	Mo	Ca	Personal Data	Function	Signature
1			Harloff, Dr. Stephanie, deutsche Staatsangehörige, in Basel		joint signature at two
1			Hartmann, Felix, von Pratteln, in Basel		joint signature at two
1		22	~~Henrich, Dr. Martin, von Basel, in Riehen~~		~~joint signature at two~~
1			Herrling, Dr. Paul Linus, von Wettswil am Albis, in Kilchberg ZH		joint signature at two
1			Hinni, Roland, von Ettiswil, in Riehen		joint signature at two
1			Hinshaw, William Rowe, amerikanischer Staatsangehöriger, in Münchenstein		joint signature at two
1			Horne, Hans-Georg, norwegischer Staatsangehöriger, in Lörrach (DE)		joint signature at two
1			Ibing, Dr. Stefan, deutscher Staatsangehöriger, in Rheinfelden (DE)		joint signature at two
1			Igwemezie, Linus, amerikanischer Staatsangehöriger, in Basel		joint signature at two
1			Inglin, Remo Walter, von Schwyz, in Bubendorf		joint signature at two
1			Jopp, Bettina Marion, deutsche Staatsangehörige, in Wilen bei Wollerau		joint signature at two
1			Karkoschka, Urs, deutscher Staatsangehöriger, in Eimeldingen (DE)		joint signature at two
1			Kessler, Dr. Barbara, von Davos und Schiers, in Zürich		joint signature at two
1			Kirsch, Harry Werner, deutscher Staatsangehöriger, in Therwil		joint signature at two
1			Kornicker, Dr. Peter, von Oberwil BL, in Oberwil BL		joint signature at two
1		22	~~Kosche, Dirk, deutscher Staatsangehöriger, in Reinach BL~~		~~joint signature at two~~
1			Kudyba, Julie, amerikanische Staatsangehörige, in Basel		joint signature at two
1			Kuhn, Rainer Dieter, deutscher Staatsangehöriger, in Schallbach (DE)		joint signature at two
1			Kurz, Elisabeth, deutsche Staatsangehörige, in Nürnberg (DE)		joint signature at two
1			Kutzka, Andreas, deutscher Staatsangehöriger, in Emmendingen (DE)		joint signature at two
1		9	~~van Laar, Tom, amerikanischer Staatsangehöriger, in Basel~~		~~joint signature at two~~
1		16	~~Laederich, Lieuba, amerikanische Staatsangehörige, in Bettingen~~		~~joint signature at two~~
1		26	~~Lange, Dr. Barbara, deutsche Staatsangehörige, in Basel~~		~~joint signature at two~~
1			Legowski, Sabina, von St. Gallen, in Pfeffingen		joint signature at two
1			Levi, Barbara, italienische Staatsangehörige, in Basel		joint signature at two
1			Lioulias, Efthymios, griechischer Staatsangehöriger, in Basel		joint signature at two
1		10	~~Locher, Hans, von Frauenfeld, in Gerlikon~~		~~joint signature at two~~
1			Mager, Knut, deutscher Staatsangehöriger, in Basel		joint signature at two
1			Maloney, Timothy, amerikanischer Staatsangehöriger, in Basel		joint signature at two
1			Marti Romero, Francisco Tadeo, spanischer Staatsangehöriger, in Basel		joint signature at two
1			Marx-Lazarova, Renata, von Langenthal, in Reinach BL		joint signature at two
1			Meier, Andreas, von Basel und Baden, in Dornach		joint signature at two
1			Meier, Oliver Werner, deutscher Staatsangehöriger, in Auggen (DE)		joint signature at two
1		8	~~Messer, Reinhard, deutscher Staatsangehöriger, in Steinen (D)~~		~~joint signature at two~~
1			Mills, Jacqueline, britische Staatsangehörige, in Tagsdorf (FR)		joint signature at two
1			Moran-Adams, Lena, britische Staatsangehörige, in Basel		joint signature at two
1		2	~~Mukherjee, Saibal, indischer Staatsangehöriger, in Oberwil BL~~		~~joint signature at two~~
1			Ortscheit, Ralph, von Basel, in Pfeffingen		joint signature at two
1			Oser, Markus Joseph, von Schönenbuch, in Basel		joint signature at two
1			Owens, Matt, amerikanischer Staatsangehöriger, in Oberwil BL		joint signature at two
1			Patel, Dhavalkumar Dhirajlal, amerikanischer Staatsangehöriger, in Basel		joint signature at two
1			Pfirter, Simone, von Pratteln, in Pratteln		joint signature at two
1			Pope, Gavin Daniel, britischer Staatsangehöriger, in Aesch BL		joint signature at two
1		11m	~~Racine, Riccarda, von Lamboing, in Adliswil~~		~~joint signature at two~~
1		15	~~Rameau, Sandrine, französische Staatsangehörige, in Basel~~		~~joint signature at two~~
1			Rehm, Christian Jakob, von Ruschein, in Muttenz		joint signature at two
1			Roth, Claus Christian, deutscher Staatsangehöriger, in Basel		joint signature at two

Basel, 18.12.2014 13:29
Continuation on the following page

EXHIBIT B

POWER OF ATTORNEY

We, the undersigned, under the authority granted to each of us to sign jointly on behalf of Novartis AG, hereby grant powers to Marc Ceulemans, Matthew Owens, Corinne Savill, Marie Lindner, Neil Johnston and JeanMarc Sequier and constitute and appoint any two of them jointly as our true and lawful attorneys and representatives and to act on our behalf and to sign filings to be made with the U.S. Securities and Exchange Commission, the Israeli Securities Authority or the Tel-Aviv Stock Exchange (the “Securities Regulatory Bodies”) relating to the shares of BioLineRx Ltd., held by Novartis Pharma AG, a wholly-owned subsidiary of Novartis AG, as required by the Securities Regulatory Bodies (the “Regulatory Filings”), and to undertake and carry out all tasks and formalities on our behalf which may be required in connection with giving effect to the Regulatory Filings.

We, the undersigned, undertake to ratify and confirm whatever our true and lawful attorneys do or purport to do in good faith in the exercise of any power conferred by this Power of Attorney.

We, the undersigned, declare that a person who deals with our true and lawful attorneys in good faith may accept a written statement signed by such attorneys to the effect that this Power of Attorney has not been revoked as conclusive evidence of that fact.

The authority granted by this Power of Attorney shall expire immediately after the Regulatory Filings are no longer required.

IN WITNESS WHEREOF, this Power of Attorney is duly signed on this 16th day of December 2014.

Novartis AG

By:	/s/Sean Reilly
Name:	Sean Reilly
Title:	Authorized Signatory

By:	/s/Daniel Wipfli
Name:	Daniel Wipfli
Title:	Authorized Signatory

EXHIBIT C

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing of a Statement on Schedule 13G or 13D (including amendments thereto) with respect to the Ordinary Shares of BioLineRx Ltd. (represented by ADSs). The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to any such statement and any such amendment. The undersigned further agree that each party hereto is responsible for the timely filing of such statements and amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: December 19, 2014

NOVARTIS PHARMA AG

By:	/s/Matthew Owens
Name: Matthew Owens
Title: Authorized Signatory

By:	/s/Peter Kornicker
Name: Peter Kornicker
Title: Authorized Signatory

NOVARTIS AG

By:	/s/Matthew Owens
Name: Matthew Owens
Title: Authorized Signatory

By:	/s/Marie Lindner
Name: Marie Lindner
Title: Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2014

NOVARTIS PHARMA AG

By:	/s/Matthew Owens
Name: Matthew Owens
Title: Authorized Signatory

By:	/s/Peter Kornicker
Name: Peter Kornicker
Title: Authorized Signatory

NOVARTIS AG

By:	/s/Matthew Owens
Name: Matthew Owens
Title: Authorized Signatory

By:	/s/Marie Lindner
Name: Marie Lindner
Title: Authorized Signatory